Exhibit 99.4

SUPPLEMENTAL INFORMATION FOR HOLDERS OF AMERICAN DEPOSITARY SHARES TO ACCOMPANY THE INVITATION AND AGENDA FOR THE 2020 ANNUAL GENERAL MEETING

In this document (1) “FMC-AG & Co. KGaA”, the “Company”, “we” or “our” refer to Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares, (2) “Fresenius Medical Care AG” and “FMC-AG” refer to the Company as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European company (Societas Europaea) previously called Fresenius AG, a German stock corporation. “Group” refers to the Company including its subsidiaries. Each of “Management AG”, “FMC Management AG” and the “General Partner” refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. “Management Board” and “our Management Board” refer to the members of the management board of Management AG and, except as otherwise specified (see, e.g., “(iv) Compensation of the Management Board and the Supervisory Board”), “Supervisory Board” and “our Supervisory Board” refer to the supervisory board of FMC-AG & Co. KGaA. “THOUS” is used to denote the presentation of amounts in thousands and “M” is used to denote the presentation of amounts in millions. Share data are presented in actual amounts.

As a foreign private issuer under the rules and regulations of the United States (“U.S.”) Securities and Exchange Commission (“SEC”), we are not subject to the SEC’s proxy rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE, our General Partner and our independent directors, FMC-AG & Co. KGaA has agreed that in connection with any exercise of voting or consent rights by our shareholders, we will furnish to the SEC and make available for holders of our American Depositary Shares (“ADSs”) information which is generally comparable to that which would be provided by a U.S. corporation, except that we agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

•                 (i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA;

•                 (ii) Trading Markets for our Securities;

•                 (iii) Directors and Senior Management;

•                 (iv) Compensation of the Management Board and the Supervisory Board;

•                 (v) Options to Purchase Our Securities, and

•                 (vi) Material Transactions between FMC-AG & Co. KGaA and its subsidiaries and directors, officers and controlling persons of FMC-AG & Co. KGaA.

•                 The above information contained in this document, as well as the information in item (vii) “Principal Accountant Fees and Services,” has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC (our “2019 20-F”).

Our 2019 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.freseniusmedicalcare.com on the “News and Publications” page. The information in this document accompanies the information in the accompanying convenience translation of the Agenda and Invitation to the Annual General Meeting (“AGM”) to be held as a so-called virtual meeting without the presence of shareholders and their proxies on August 27, 2020 (the “2020 AGM Invitation”) and the other reports furnished with the 2020 AGM Invitation.

(i)                                    Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security ownership of certain beneficial owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depositary Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns.

Since we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become

“beneficial owners” of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

In addition, under Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or “MAR”), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. This notification obligation applies once the volume of all transactions of such person conducted within a calendar year exceeds a total amount of €5,000. As of January 1, 2020, the threshold is €20,000 per calendar year. Persons discharging managerial responsibilities, inter alia, include the members of management as well as supervisory boards.

In addition, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), obligated to notify the company of held or attributed holdings whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold). For threshold notifications furnished to us by third parties please see note 17 in the notes to the consolidated financial statements included in our 2019 20-F.

Based on notices the Company received pursuant to Section 33 et seq. of the WpHG through June 25, 2020 from the shareholders listed below, they held, as per the day of the notice, (directly or indirectly) three percent or more of its outstanding voting rights:

•                  According to a release pursuant to Section 40 para. 1 of the WpHG filed by BlackRock, Inc. on April 3, 2020, the various BlackRock entities named in the release pursuant to Section 40 para. 1 of the WpHG are the beneficial owners of a total of 9,503,066 shares, or 3.12% of our shares.

•                  According to a release pursuant to Section 40 para. 1 of the WpHG filed by Artisan Partners Asset Management Inc. on June 24, 2020, Artisan Partners Limited Partnership is the beneficial owner of a total of 9,188,224 shares, or 3.02% of our shares.

•                  We have been informed that as of May 11, 2020, Fresenius SE owned 32.2% of our shares.

All notifications made by shareholders in accordance with the WpHG are published on the Company’s website (www.freseniusmedicalcare.com) under “Investors — Shares — Shareholder Structure”.

As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16G, “Corporate governance — Supervisory Board” in our 2019 20-F. Subject to any applicable statutory limitations, all of our outstanding shares have the same voting rights.

As of December 31, 2019, no member of our Supervisory Board, the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares, according to the most recent information available. See Item “(iv) Compensation of the Management Board and the Supervisory Board.” Additionally, stock option and other share-based plans are discussed in detail in note 20 of the notes to our consolidated financial statements included in our 2019 20-F.  For information regarding outstanding options to purchase our ordinary shares, see “(v)  Options to purchase our securities - Information on holdings under share-based plans.”

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2019, 16,906,846 ADRs were held of record by 2,711 U.S. holders. For more information regarding ADRs and ADSs see Item 10B, “Articles of Association — Description of American depositary receipts” in our 2019 20-F.

Security ownership of certain beneficial owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the WpHG, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify a company of certain levels of holdings, as described above.

The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius-Stiftung owns approximately 26.61% of the Fresenius SE ordinary shares. See item (vi), “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA” below.

(ii)                                Trading Markets for our Securities

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the ordinary shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006 under the symbol FME.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (International Financial Reporting Standards, “IFRS,” or U.S. Generally Accepted Accounting Principles; publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks.

ADSs representing the ordinary shares of Fresenius Medical Care AG had been listed on the New York Stock Exchange (“NYSE”) since October 1, 1996. Trading in the ADSs representing the ordinary shares of FMC-AG & Co. KGaA on the NYSE, under the symbol FMS, commenced in February of 2006. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the “Depositary”). For more information regarding ADRs see Item 10B. “Articles of Association — Description of American depositary receipts” in our 2019 20-F.

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade except for trades executed on Xetra International Markets, the European Blue Chip segment of Deutsche Börse AG, which settle on the third business day following a trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

BaFin, an independent federal authority, is responsible for the general supervision of securities trading pursuant to MAR, WpHG and other applicable laws.

Dividends

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA’s prior year’s retained earnings (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to approval by a resolution of the general meeting of shareholders. Our goal is for the dividend development to be closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

The General Partner and our Supervisory Board propose dividends to the AGM and the AGM approves dividends. The dividends are paid in respect of the fiscal year preceding the respective AGM. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

The table below provides information regarding the annual dividend per share that we paid on our shares. These payments were made in the years shown in the table. They relate to the results of operations in the year preceding the payment.

	2019	2018	2017

Per share amount	€1.17	€1.06	€0.96

At our AGM on August 27, 2020, our General Partner and our Supervisory Board will propose to the shareholders a dividend of €1.20 per share for 2019, payable in 2020. The dividend is subject to approval by our shareholders at our AGM, as described in the 2020 AGM Invitation.

Holders of ADSs will be entitled to receive cash dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. See Item 10, “Additional information — Description of American depositary receipts — Share dividends and other distributions” in our 2019 20-F. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax in “Item 10.E. Taxation” in our 2019 20-F.

(iii)                            Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz or “AktG”), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the General Partner, see Item 16G, “Corporate governance — The legal structure of FMC-AG & Co. KGaA” in our 2019 20-F.

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously serve as a member on both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner’s Supervisory Board

The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE), the sole shareholder of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the General Partner, or any affiliate of any of them.

Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner’s supervisory board took place in May 2016. Members of the General Partner’s supervisory board may be removed only by a court decision or by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the General Partner’s supervisory board is to appoint and to supervise the General Partner’s Management Board in its management of the Company and to approve mid-term planning, dividend payments and other matters which are not in the ordinary course of business and are of fundamental importance to us. The General Partner’s supervisory board is also responsible for determining the compensation for the individual members of the Management Board as well as determining and reviewing the compensation system for the members of the Management Board.

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Dr. Schenk, Mr. Classon and Mr. Johnston are also members of the Supervisory Board of FMC AG & Co. KGaA.

Name	Age as of December 31, 2019
Mr. Stephan Sturm, Chairman(1)	56
Dr. Dieter Schenk, Vice Chairman(1) (4)	67
Dr. Gerd Krick(1)	81
Mr. Rolf A. Classon(1) (2) (3) (4)	74
Mr. William P. Johnston(1) (2) (3) (4)	75
Ms. Rachel Empey	43

(1) Members of the Human Resources Committee of the supervisory board of Management AG.

(2) Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA. See “Board Practices,” below.

(3) Independent director for purposes of our pooling agreement.

(4) Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG. See “Board Practices,” below.

MR. STEPHAN STURM has been Chairman of the Management Board of Fresenius Management SE since July 1, 2016, after serving for over 11 years as Fresenius Management SE’s Chief Financial Officer. Prior to joining Fresenius in 2005, he was a Managing Director of Credit Suisse First Boston (“CSFB”), from 2000 as Head of Investment Banking for Germany and Austria, and also served on CSFB’s European Management Committee. During his more than 13 years in investment banking, Stephan Sturm held various executive positions with BHF-Bank, Union Bank of Switzerland and CSFB in Frankfurt and London. Prior to entering investment banking in 1991, he was a management consultant at McKinsey & Co in Duesseldorf and Frankfurt. Mr. Stephan Sturm holds a degree in Business from Mannheim University. Additionally, Mr. Sturm is the Chairman of the supervisory board of Fresenius Kabi AG, Vice Chairman of the supervisory board of Vamed AG, Austria as well as a member of the supervisory board of Deutsche Lufthansa AG.

DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is Vice Chairman of the supervisory board of Fresenius Management SE. Dr. Schenk was elected as the Chairman of our Supervisory Board in 2018; previously Dr. Schenk served as the Vice Chairman of our Supervisory Board. He is an attorney and tax advisor and was a partner in the law firm Noerr LLP (formerly Nörr Stiefenhofer Lutz) from 1986 until December 31, 2017. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, HWT invest AG (formerly Bank Schilling & Co. AG) and TOPTICA Photonics AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon also has served on the Board of Directors of Catalent Inc. since August 2014 and as a member of the Board of Directors of Perrigo Company plc, since May 8, 2017. Mr. Classon was the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. until March 6, 2018 as well as the Chairman of the Board of Directors for Tecan Group Ltd. until April 18, 2018.

MR. WILLIAM P. JOHNSTON has been a member of the supervisory board of Management AG since May 2006 and also serves on our Supervisory Board. Mr. Johnston was an Operating Executive of The Carlyle Group until February 29, 2019.

MS. RACHEL EMPEY became the Chief Financial Officer of Fresenius Management SE on August 1, 2017 and a member of the supervisory board of Management AG on September 1, 2017. Prior to August 1, 2017, she served as Chief Financial and Strategy Officer of Telefónica Deutschland Holding AG and as a member of the Telefónica Deutschland Management Board, starting in 2011. Previously, Ms. Empey held a number of key international finance and controlling positions in the Telefónica group. She started her career as an audit executive at Ernst & Young and business analyst at Lucent Technologies. Ms. Empey is a chartered accountant and holds an MA (Hons) in Mathematical Sciences from the University of Oxford. Additionally, Ms. Empey has been the Vice Chairman of the supervisory board of Fresenius Kabi AG since October 2017 and has served on the Board of Directors of Inchcape plc since May 2016.

DR. GERD KRICK has been a member of the supervisory board of Management AG since December 2005 and was Chairman of our Supervisory Board until May 17, 2018. He is the Chairman of the supervisory board of

Fresenius Management SE and of Fresenius SE & Co. KGaA. Dr. Gerd Krick is also Chairman of the supervisory board of Vamed AG, Austria.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Age as of December 31, 2019	Position	Year term expires

Mr. Rice Powell	64	Chief Executive Officer and Chairman of the Management Board	2022
Ms. Helen Giza	51	Chief Financial Officer	2022
Mr. William Valle	59	Chief Executive Officer for the North America Segment	2025
Dr. Olaf Schermeier	47	Chief Officer of Global Research & Development	2021
Mr. Kent Wanzek	60	Chief Executive Officer of Global Manufacturing, Quality & Supply	2022
Mr. Harry de Wit	57	Chief Executive Officer for the Asia-Pacific Segment	2023
Dr. Katarzyna Mazur-Hofsäß	56	Chief Executive Officer for the EMEA Segment	2021
Franklin W. Maddux, MD	62	Global Chief Medical Officer	2022

MR. RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. Mr. Powell is also a member of the Management Board of Fresenius Management SE and of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Powell was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has more than 40 years of experience in the health care industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MS. HELEN GIZA was appointed Chief Financial Officer of the Management Board of Management AG effective November 1, 2019. Prior to joining Fresenius Medical Care, Ms. Giza held a number of key international finance and controlling positions at Takeda Pharmaceuticals, TAP Pharmaceuticals and Abbott Laboratories.

MR. WILLIAM VALLE was appointed Chief Executive Officer for Fresenius Medical Care North America (“FMCNA”) effective January 2017 and a member of the Management Board of Management AG on February 17, 2017. Prior to that, Mr. William Valle was executive vice president responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has approximately 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

DR. OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Dr. Schermeier serves on the supervisory board of Xenios AG. Prior to joining FMC-AG & Co. KGaA, Dr. Schermeier served as President of Global Research and Development for Dräger Medical, Lübeck, Germany. Dr. Schermeier has many years of experience in various areas of the health care industry, among others at Charité clinic and at Biotronik, Germany.

MR. KENT WANZEK has been with the Company since 2003. Mr. Wanzek is a member of the Management Board of Management AG since January 1, 2010 with responsibility for Global Manufacturing, Quality & Supply and prior to joining the Management Board had been in charge of North American operations for the Renal Therapies Group at FMCNA since 2004. Mr. Wanzek held several senior executive positions with companies in the health care industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

MR. HARRY DE WIT assumed the role of Chief Executive Officer for the Asia-Pacific Segment on April 1, 2016. Mr. de Wit has worked in the medical device industry for more than 25 years. Mr. de Wit holds a master’s degree in Medicine from the VU University of Amsterdam in the Netherlands and a Bachelor of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands. Mr. de Wit has been a non-executive member of the Board of Directors of New Asia Investments Pte Ltd. since March 25, 2014.

DR. KATARZYNA MAZUR-HOFSÄß assumed the role of Chief Executive Officer for the EMEA Segment on September 1, 2018. Before joining the Company, she had been president for EMEA at the med-tech company Zimmer Biomet since 2013. She has 25 years of professional experience and held various positions in the medical and pharmaceutical industry from her positions, among others, at Abbott Laboratories and Roche.

FRANKLIN W. MADDUX, MD was appointed Global Chief Medical Officer in 2019 and appointed to the Management Board on January 1, 2020. He is an expert nephrologist, IT entrepreneur and healthcare executive with more than 30 years of experience in healthcare. He joined the Company in 2009 and was appointed Executive Vice President for Clinical & Scientific Affairs and Chief Medical Officer for Fresenius Medical Care North America in 2011, where he was responsible for the delivery of high-quality, value-based care for the largest integrated renal care network on the continent.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

Our Supervisory Board consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Generally, the terms of office of the members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. The next regular elections will take place in 2021. Before the expiration of their term, members of the Supervisory Board may be removed only by a court decision or by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.

Fresenius SE, as the sole shareholder of Management AG, our General Partner, is barred from voting for election and/or removal of members of the Supervisory Board as well as from voting on discharge of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16G, “Corporate governance — The legal structure of FMC-AG & Co. KGaA” in our 2019 20-F.

The current Supervisory Board consists of six persons, three of whom — Messrs. Schenk (Chairman), Classon (Vice Chairman) and Johnston — are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see “The General Partner’s Supervisory Board,” above. The ages listed below are as of December 31, 2019.

MS. PASCALE WITZ, 53, has been a member of the Supervisory Board since May 12, 2016. Ms. Witz was the Executive Vice President of Global Diabetes and Cardiovascular of Sanofi S.A. as well as on Sanofi’s executive committee (equivalent to management board), prior to which she held other executive positions in Sanofi S.A. and with GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. since June 1, 2017, Horizon Therapeutics plc (formerly Horizon Pharma plc) since August 3, 2017 and Perkin Elmer Inc. since October 30, 2017. Additionally, Ms. Witz is president of PWH ADVISORS SASU, since November 2016, and the CEO of PWH ADVISORS LLC.

PROF. DR. GREGOR ZÜND, 60, was appointed as a new member of the Supervisory Board on October 29, 2018. Prof. Dr. Zünd has been Chief Executive Officer of the University Hospital of Zurich since 2016. As Director of Research and Education he has been a member of the hospital’s executive board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Prof. Zünd was Senior Physician at the Clinic for Cardiovascular Surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Gregor Zünd is Professor ad personam at the University of Zurich.

DR. DOROTHEA WENZEL, 50, became a member of the Supervisory Board effective May 16, 2019 and is currently the Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA. Dr. Wenzel has previously held a number of finance and business positions in the health care industry at Merck KGaA, AXA Krankenversicherung AG and Medvantis Holding AG. Dr. Wenzel was also a Member of the Staff of the Committee for the Sustainability of the Financing of the Social Security Systems of the Federal Ministry of Health (Germany). Dr. Wenzel holds a doctorate in Health Economics and a diploma in business & computer sciences from the Technical University of Darmstadt.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the General Partner’s management measures to its consent or issue rules of procedure for the General Partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16G, “Corporate governance — The legal structure of FMC-AG & Co. KGaA” in our 2019 20-F. Among other matters, the Supervisory Board will, together with the General Partner, determine the agenda for the AGM and make recommendations with respect to the approval of the Company’s financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company’s auditor to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit or review our IFRS financial statements included in the periodic reports that we file with the SEC.

Governance Matters and Board Practices

ADSs representing our shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Rules, other than the obligation to maintain an audit committee in accordance with SEC Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the compensation system for our Management Board is reviewed by an independent external compensation expert as amendments to the system are made, the most recent review having been conducted in 2019. See item (iv) below, “Compensation of the Management Board and the Supervisory Board.” Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements for pay ratio disclosure and a proposal for disclosure of the relationship between executive compensation actually paid and a registrant’s financial performance issued in 2015 but currently on the SEC’s “long-term actions” agenda without a target date for adoption) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. That form generally limits our compensation disclosure obligations to the information we disclose under German law. Pursuant to German law, we prepare a Compensation Report on the basis of the recommendations of the German Corporate Governance Code. See “(iv) Compensation of the Management Board and the Supervisory Board” below. In 2015 the SEC also issued its proposed compensation “clawback” rule which would direct U.S. stock exchanges to establish listing standards that would require listed issuers to develop, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated. The proposal received extensive comments from issuers and participants in the securities markets. It has not been withdrawn and in 2019, action on the proposed rule was moved from the SEC’s “long-term actions” agenda to its “current” agenda. Under the terms and conditions of our Fresenius Medical Care Long-Term Incentive Plan 2016 (“LTIP 2016”) and our Fresenius Medical Care Management AG Management Board Long-Term Incentive Plan 2019 (“MB LTIP 2019”) (see item (iv) below, “Compensation of the Management Board and the Supervisory Board”), and the employment contracts concluded or prolonged with individual members of the Management Board as from January 1, 2018, the Company is entitled to reclaim certain previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct. If the SEC’s proposed clawback rule is eventually adopted as proposed, requirements of that rule would apply to both U.S. domestic and foreign private issuers and would impose clawback requirements without fraud or other misconduct as a necessary prerequisite. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz or “MitBestG”) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. See Item 16.G “Corporate governance” in our 2019 20-F for information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. Item 16.G. of our 2019 20-F includes a brief general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see item (iii), “Directors and Senior Management,” above. For information regarding certain compensation payable to certain members of the General Partner’s Management Board after termination of employment, see item (iv), “Compensation of the Management Board and the Supervisory Board - Commitments to the members of the Management Board for the event of termination of their appointment” below. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human

Resources Committee of the General Partner’s supervisory board, the members of which are currently Stephan Sturm (Chairman) Dr. Gerd Krick (Vice Chairman), Rolf A. Classon, William P. Johnston, and Dr. Dieter Schenk.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists of Rolf A. Classon (Chairman since January 1, 2020, Vice Chairman until December 31, 2019), William P. Johnston (Vice Chairman since January 1, 2020, Chairman until December 31, 2019), and Pascale Witz, all of whom are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•                        overseeing FMC-AG & Co. KGaA’s accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control systems;

•                        overseeing the independence and performance of FMC-AG & Co. KGaA’s outside auditors

•                        overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global health care companies, including adherence to our Code of Ethics and Business Conduct;

•                        overseeing the effectiveness of our risk management system;

•                        overseeing our corporate governance performance according to the German Corporate Governance Code;

•                        providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•                        overseeing our relationship with Fresenius SE & Co. KGaA and its affiliates and reviewing the report of our General Partner on relations with related parties and for reporting to the overall Supervisory Board thereon;

•                        recommending to the Supervisory Board a candidate as an independent auditor to audit our German statutory financial statements (to be proposed by the Supervisory Board for election by our shareholders at our AGM) and approval of their fees;

•                        retaining the services of our independent auditors to audit our consolidated financial statements and approval of their fees; and

•                        pre-approval of all audit and non-audit services performed by our independent auditors.

The Audit and Corporate Governance Committee has also been in charge of conducting the internal investigation described in Item 15B, “Management’s annual report on internal control over financial reporting” in our 2019 20-F.

In 2005, we established a joint committee (the “Joint Committee”) (Gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of four members, two of which are members of the supervisory board of the General Partner, Management AG, designated by the General Partner, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Dr. Gerd Krick and Stephan Sturm. The two members from our Supervisory Board are Rolf A. Classon and William P. Johnston. The Joint Committee advises on and approves certain extraordinary management measures, including:

•                        transactions between us and Fresenius SE and its subsidiaries if considerable importance is attributed to them and the value exceeds 0.25% of our consolidated revenue, and

•                        acquisitions and sales of significant participations and parts of companies, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee of the Supervisory Board prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Supervisory Board and for its election proposals to the General Meeting. The nomination committee of the Supervisory Board currently consists of Rolf A. Classon (Chairman since December 4, 2019) and Dr. Dieter Schenk (Vice Chairman).

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee, whose members are currently William P. Johnston (Chairman since January 1, 2020, Vice Chairman until December 31, 2019), Rolf A. Classon (Vice Chairman since January 1, 2020, Chairman until December 31, 2019), and Dr. Dieter Schenk. The primary function of this committee is to assist and to represent the supervisory board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the Department of Health and Human Services and the Centers for Medicare and Medicaid Services (“CMS”) for dialysis services. Similar regulatory agencies exist country by country in the international regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman), Dr. Gerd Krick and Dr. Dieter Schenk.

We are exempt from the NYSE rules requiring companies listed on that exchange to have a majority of independent directors on their boards and to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, “Corporate governance” in our 2019 20-F. As noted above, the full supervisory board of Management AG (which includes persons who would not be independent directors under the NYSE compensation committee rule) determines the compensation of the members of the Management Board.

(iv)                              Compensation of the Management Board and the Supervisory Board

Report of the Management Board of Management AG, our General Partner

The Compensation Report of FMC-AG & Co. KGaA summarizes the main elements of the system for the compensation of the members of the Management Board of Fresenius Medical Care Management AG, the General Partner of FMC-AG & Co. KGaA, and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the compensation of the Supervisory Board of the Company are described. The Compensation Report is part of the Management Report on the annual financial statements and on the annual consolidated group financial statements of FMC-AG & Co. KGaA as at December 31, 2019. The Compensation Report was prepared on the basis of the recommendations of the German Corporate Governance Code in the version dated February 7, 2017. Therefore, the terms “granting” or “granted” used in the following in connection with the components of performance-related remuneration are to be construed in the meaning of the recommendations of the German Corporate Governance Code in the version dated February 7, 2017. The Compensation Report also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB). The Compensation Report discusses performance metrics that are non-IFRS measures, including Free Cash Flow, Return on Invested Capital, and Revenue and Net Income in constant currency. For information regarding these measures, see Item 5, “ Operating and financial review and prospects - I. Performance Management System.”

Compensation of the Management Board

The Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the members of the Management Board. The Supervisory Board of Fresenius Medical Care Management AG is assisted in this task by the Human Resources Committee.

The underlying system of the Management Board compensation in the 2019 fiscal year was approved by the General Meeting of FMC-AG & Co. KGaA on May 12, 2016. The Management Board compensation is reviewed by an independent external compensation expert on a regular basis.

The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company’s business and to reward them based on their duties and performance as well as their success in managing the Company’s economic and financial position giving due regard to the peer environment.

The amount of the total compensation of the members of the Management Board is measured taking particular account of a horizontal comparison with the compensation of management board members of other DAX-listed companies and similar companies of comparable size and performance in a relevant peer environment.

Furthermore, the relation of the overall compensation of the members of the Management Board and that of the senior management as well as the staff overall, as determined by way of a vertical comparison, is taken into account.

The compensation of the Management Board is, as a whole, performance-based and geared to promoting sustainable corporate development. It consists of three components:

1.              non-performance-based compensation (base salary and fringe benefits)

2.              short-term performance-based compensation (one-year variable compensation)

3.              components with long-term incentive effects (multi-year variable compensation comprised of share-based compensation with cash settlement and stock options, the latter granted in previous fiscal years).

Compensation components granted during the fiscal year:

I. Non-performance-based compensation

The members of the Management Board receive a base salary. In Germany or Hong Kong (applicable to Mr. Harry de Wit, who is resident in Hong Kong), as the case may be, the base salary is paid in twelve equal monthly instalments. To the extent the base salary is paid to members of the Management Board in the U.S., the payment is made in accordance with local customs in twenty-four equal instalments.

Moreover, the members of the Management Board receive fringe benefits. In the fiscal year these consisted mainly of payments for insurance premiums, the private use of company cars and special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns, reimbursement of charges, payments in connection with the appointment to the Management Board, reimbursement of air travel expenses, anniversary payments, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits in kind and fringe benefits, also in case provisions have been set up therefore.

II. Performance-based compensation

Performance-based compensation is granted as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (comprising share-based compensation with cash settlement). The one-year variable compensation consists of an amount that is payable without deferral after the end of the fiscal year (hereinafter: “Bonus”) and an amount that is converted into virtual shares of the Company as an amount to be deferred (the so-called Share Based Award, together with the Bonus the “Total Bonus”). The share-based compensation with cash settlement consists of the Share Based Award as well as of Performance Shares, which have been granted in the context of the MB LTIP 2019.

Performance-based compensation components granted in the fiscal year:

Under the Fresenius Medical Care Long-Term Incentive Program 2011 (hereinafter: “LTIP 2011”), individual members of the Management Board may under certain conditions also exercise stock options previously granted or receive a share-based compensation with cash settlement from previously granted Phantom Stock. In addition, under certain conditions and for the first time in year 2020, individual members of the Management Board may receive a share-based compensation with cash settlement from Performance Shares that have been granted within the framework of the LTIP 2016.

One-year variable compensation and Share Based Award

The amount of the one-year variable compensation and of the Share Based Award depends on the achievement of the following individual and joint targets which are derived from the corporate strategy:

•                  adjusted net income growth attributable to the shareholders of FMC-AG & Co. KGaA at constant currency (“Adjusted Net Income Growth”)

•                  adjusted net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments (“Adjusted Free Cash Flow”), in percent of revenues

•                  adjusted operating margin (“Adjusted Operating Margin”)

In order to ensure comparability of the figures, they are adjusted for certain special effects (such as the implementation of IFRS 16 and effects from certain acquisitions and divestments).

The targets are weighted differently depending on the Management Board department or function. In the case of Messrs. Rice Powell and Michael Brosnan (member of the Management Board until October 31, 2019), and Ms. Helen Giza (member of the Management Board since November 1, 2019), (each of them being members of the Management Board with corporate group functions), as well as Dr. Olaf Schermeier (member of the Management Board responsible for Research and Development), the Adjusted Net Income Growth is weighted with 80%. In the case of Dr. Katarzyna Mazur-Hofsäß and Messrs. William Valle and Harry de Wit (each of them being members of the Management Board with regional responsibility) as well as Mr. Kent Wanzek (member of the Management Board responsible for Global Manufacturing, Quality and Supply), the Adjusted Net Income Growth is weighted with 60%. In the case of the members of the Management Board last named, the valuation of the respective Adjusted Operating Margin contributes another 20%. The target Adjusted Free Cash Flow in percent of revenues is uniformly measured with 20% for all members of the Management Board.

	Adjusted Net Income Growth	Adjusted Free Cash Flow in % of revenues	Adjusted Operating Margin
Corporate group function and/or Research and Development	80%	20%	—

Regional function and/or Global Manufacturing, Quality and Supply	60%	20%	20%

The degree of the achievement of the specific targets (target achievement) is determined by comparing the actual values with the target values to be achieved. The Adjusted Net Income Growth is taken into account up to a growth rate of 2%. The targets regarding the respective Adjusted Free Cash Flow in percent of revenues fall within a range of rates between 0.51% and 10.69% and are evaluated within the Group or, as the case may be, in the relevant regions. For the benefit of members of the Management Board with regional responsibilities as well as for the benefit of the Management Board member responsible for Global Manufacturing, Quality and Supply, growth of the respective Adjusted Operating Margin is compensated within individual target corridors between 11.84% and 17.75%, reflecting the particularities of the respective regions and responsibilities:

	0% target achievement (Minimum)	100% target achievement	120% target achievement (Maximum)
Adjusted Net Income Growth	-2.00%	1.49%	2.00%
Adjusted Free Cash Flow in % of revenues	Individual corridors between 0.51% and 10.69%, depending on the respective responsibilities
Adjusted Operating Margins	Individual target corridors between 11.84% and 17.75%, depending on the respective responsibilities

The degree of overall target achievement of each member of the Management Board is determined by the weighted arithmetic mean of the target achievement of the aforementioned targets. Multiplying the degree of the respective overall target achievement by the respective base salary and another fixed multiplier results in the Total Bonus, of which a 75% share is paid out in cash to the members of the Management Board as Bonus after approval of the consolidated annual financial statements of FMC-AG & Co. KGaA by the Supervisory Board for the respective fiscal year. Since the degree of target achievement is limited to a maximum of 120%, the Management Board’s achievable one-year variable compensation has maximum limits (cap).

For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consists of the following:

Amount of Cash Compensation

in € THOUS

							Short-term performance-		Cash compensation
							based		(without long-term
	Non-performance-based compensation						compensation		incentive components)
	Base salary		Fringe benefits				Bonus
	2019	2018(1)	2019		2018(1)		2019	2018(1)	2019	2018(1)

Members of the Management Board serving as of December 31, 2019
Rice Powell	1,340	1,270	256		195		1,970	2,376	3,566	3,841
Helen Giza(2)	108	—	440	(3)	—		159	—	707	—
Dr. Katarzyna Mazur-Hofsäß(2)	700	233	94		844	(4)	1,131	370	1,925	1,447
Dr. Olaf Schermeier	510	490	136		131		750	970	1,396	1,591
William Valle	866	792	237		330		1,035	1,395	2,138	2,517
Kent Wanzek	607	550	127		126		866	1,076	1,600	1,752
Harry de Wit	520	480	337		315		841	950	1,698	1,745

Former member of the Management Board who resigned during the fiscal year 2019(5)
Michael Brosnan	633	720	211		56		1,117	1,300	1,961	2,076
Total:	5,284	4,535	1,838		1,997		7,869	8,437	14,991	14,969

(1) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

(2) Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza has been appointed as member of the Management Board only with effect as of November 1, 2019 and Dr. Katarzyna Mazur-Hofsäß with effect as of September 1, 2018 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3) The fringe benefits of Ms. Helen Giza include a payment of €400 THOUS, which Ms. Helen Giza received in connection with her appointment to the Management Board. In the years 2020 and 2021, Ms. Helen Giza will receive further payments of €200 THOUS each year in connection with her appointment to the Management Board.

(4) The other benefits of Dr. Katarzyna Mazur-Hofsäß include a one-off special payment in the amount of € 800 THOUS by which Dr. Katarzyna Mazur-Hofsäß was compensated for forfeited compensation benefits from the previous employment relationship.

(5) Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019. Therefore, the amounts for the base salary and the fringe benefits as set out herein for the fiscal year relate to the period until October 31, 2019.

The portion of the one-year variable compensation not paid out for the fiscal year in question, amounting to 25% of the Total Bonus, is converted into virtual shares not backed by equity and allocated to the members of the Management Board in the form of the so-called Share Based Award. The Share Based Award is attributed to the compensation components with long-term incentive effect and can be exercised at the earliest after lapse of a period of three years following the grant date. In special cases (e.g. occupational disability, entry into retirement, non-renewal of expired employment contracts by the Company), a shorter period may apply. The payment from the Share Based Award is made in cash and depends on the share price of FMC-AG & Co. KGaA upon exercise.

In accordance with the targets achieved in the fiscal year, the members of the Management Board who were members of the Management Board on December 31 of the fiscal year and the member of the Management Board who resigned during the fiscal year acquired entitlements to Share Based Awards valued at €2,623 THOUS (2018: €3,414 THOUS). Based on the already fixed value, the allocation of the specific number of virtual shares made by the Supervisory Board of Fresenius Medical Care Management AG in principle takes place in March of the following year on the basis of the then current price conditions of the shares of FMC-AG & Co. KGaA. This number will also serve as multiplier for the share price on the respective exercise date and, thus, as the basis for the determination of the payment amount of the respective share-based compensation.

Functionality of the Total Bonus (Bonus and Share Based Award) in principle:

Personal Investment from the Bonus 2018 with Stock Holding Condition

To take adequate account of the business development in the year 2018, the members of the Management Board being in office at that time — in accordance with a respective agreement with the Supervisory Board — have acquired shares in FMC-AG & Co. KGaA on a stock exchange for a portion of their Bonus for year 2018 after payment in the fiscal year 2019. The shares acquired from this portion of their Bonus for year 2018 may only be sold by the respective member of the Management Board after a period of three years from the respective date of acquisition has expired.

The net amounts invested by the members of the Management Board being in office at that time in implementation of this personal investment partly exceed the agreed amounts and, taking into account the respective exchange rate applicable at the time of acquisition, are as follows:

Personal Investment in Fiscal Year 2019

	Amount	Currency
Rice Powell	619,571	US$
Michael Brosnan	317,951	US$
Dr. Katarzyna Mazur-Hofsäß	80,207	€
Dr. Olaf Schermeier	244,664	€
William Valle	308,633	US$
Kent Wanzek	344,036	US$
Harry de Wit	166,456	€

Performance Shares

In addition to the Share Based Award, the members of the Management Board were also granted so-called “Performance Shares” on the basis of the MB LTIP 2019, as further performance-based component with a long-term incentive effect. The MB LTIP 2019 was approved in the fiscal year 2019 by the Supervisory Board of Fresenius Medical Care Management AG upon recommendation of the Human Resources Committee and follows on the LTIP 2016, under which, as of the end of 2018, no further Performance Shares may be granted, and on the LTIP 2011, under which, as of the end of 2015, no further stock options or Phantom Stock may be granted.

Performance Shares are virtual compensation instruments not backed by equity. These may provide entitlement to a cash payment depending on the achievement of the performance targets described below and the development of FMC-AG & Co. KGaA’s share price. The MB LTIP 2019 stipulates that the members of the Management Board could be granted Performance Shares once or twice in the year 2019. For the members of the Management Board, the Supervisory Board determined, after due consideration and taking into account the individual responsibilities and performance of the respective members of the Management Board, the so-called grant value, as the initial amount for each grant to be made to members of the Management Board. This grant value was divided by the applicable fair value of a Performance Share at the grant date, taking into account the 30-day average stock exchange price of the share of FMC-AG & Co. KGaA prior to the grant, in order to determine the number of Performance Shares to be granted. This number may change over a period of three years depending on the degree to which the performance targets are achieved, both the total loss of all granted Performance Shares as well as a doubling (at most) of that number being possible. The number of Performance Shares after the three-year performance period, resulting from the respective target achievement, is considered as vested four years after the date the respective allocation was made. The above-mentioned number of Performance Shares is then multiplied by the average price of the Company’s shares during the thirty-day period prior to the expiration of the four years’ vesting period. The resulting amount is paid out in cash to the members of the Management Board for their respective Performance Shares.

The degree of the total target achievement during the three-year performance period is determined based on the three following performance targets which are derived from the long-term corporate strategy:

•                 revenue growth at constant currency (“Revenue Growth”)

•                 growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA at constant currency (“Net Income Growth”)

•                 ROIC

In order to ensure comparability of the figures of the growth-related performance targets, they are adjusted for the effects of the implementation of IFRS 16.

The target corridors and targets are as set out in the table below:

	Growth/ROIC	Target achievement	Weight
Performance target 1: Revenue Growth	< 0%	0%	1/3
	7%	100%
	> 16%	200%
Performance target 2: Net Income Growth	< 0%	0%	1/3
	7%	100%
	> 14%	200%
Performance target 3: ROIC	0.2 percentage points below target ROIC	0%	1/3
	target ROIC	100%
	0.2 percentage points above target ROIC	200%

Under the MB LTIP 2019 the ROIC target for the year 2019 is set at 7.9%. For each Revenue Growth, any Net Income Growth and any ROIC level within the range of the values presented above, the degree of target achievement is linearly interpolated. If the target achievement in relation to the ROIC target in the third year of the performance period is higher than or equal to the target achievement in each of the two previous years, the ROIC target achievement for the third year applies to all years of the performance period.

Each of these three performance targets accounts for one-third in the calculation of the yearly target achievement, which is calculated for each year of the three-year performance period. The overall target achievement at the end of the three-year performance period is determined by the arithmetic value of these three average yearly target achievements. The achievement degree of each of the performance targets as well as the overall target achievement can lie in a corridor between 0% and 200% and in this respect has a maximum limit (target achievement cap).

The number of Performance Shares granted to the members of the Management Board is multiplied by the overall target achievement in percent in order to determine the final number of Performance Shares that forms the basis of the cash payments under the MB LTIP 2019 as described above.

Functionality of the MB LTIP 2019 in principle:

In the course of the fiscal year, a total of 114,999 Performance Shares (2018: 73,315 under the LTIP 2016) with a total value of €7,158 THOUS (2018: €5,783 THOUS under the LTIP 2016) were granted to the members of the Management Board under the MB LTIP 2019. The fair value of the Performance Shares issued in July of the fiscal year amounted on the grant date to €62.10 (2018: €80.55 under the LTIP 2016) for grants in euro (applies to Dr. Katarzyna Mazur-Hofsäß and Messrs. Dr. Olaf Schermeier and Harry de Wit) and to $69.71 (2018: $94.11 under the LTIP 2016) for grants in U.S. dollars (applies to Messrs. Rice Powell, Michael Brosnan (member of the Management Board until October 31, 2019), William Valle and Kent Wanzek). Ms. Helen Giza (member of the Management Board since November 1, 2019) was granted Performance Shares in December of the fiscal year whose fair value on the grant date was €60.58 (2018: €69.05 for the grant of Performance Shares to Dr. Katarzyna Mazur-Hofsäß under the LTIP 2016). At the end of the fiscal year, the members of the Management Board being in office on December 31 of the fiscal year held a total of 314,313 Performance Shares under the MB LTIP 2019 and the LTIP 2016 (2018: 204,693 under the LTIP 2016).

For the fiscal year, the value of the share-based compensation with cash settlement granted to the members of the Management Board is shown, in each case compared to the previous year, individualized in the following table:

Long-Term Incentive Components

in € THOUS

	Share-based
	compensation
	with cash settlement(1)
	2019	2018(2)

Members of the Management Board serving as of December 31, 2019
Rice Powell	2,232	2,391
Helen Giza(3)	865	—
Dr. Katarzyna Mazur-Hofsäß(3)	1,180	858
Dr. Olaf Schermeier	1,053	1,081
William Valle	1,133	1,402
Kent Wanzek	1,076	1,084
Harry de Wit	1,083	1,074

Former member of the Management Board who resigned during the fiscal year 2019(4)
Michael Brosnan	1,160	1,307
Total:	9,782	9,197

(1) This includes Performance Shares pursuant to the MB LTIP 2019 (for fiscal year 2019) and to the LTIP 2016 (for fiscal year 2018) as well as Share Based Awards granted to the members of the Management Board during the respective fiscal year. The share-based compensation amounts are based on the fair value on the grant date.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

(3) Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza has been appointed as member of the Management Board only with effect as of November 1, 2019 and Dr. Katarzyna Mazur-Hofsäß with effect as of September 1, 2018 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(4) Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019.

The Supervisory Board has agreed on a limitation option for the components with a long-term incentive effect in the event of extraordinary developments.

The components with long-term incentive effect entitle to a cash payment or can be exercised only after the expiration of the predefined waiting and/or vesting periods. Their value is distributed over the waiting periods and is proportionally accounted for as an expense in the respective fiscal year.

The expenses pertaining to components with long-term incentive effects for the fiscal year and for the previous year are set out in the following table:

Expenses for Long-Term Incentive Components

in € THOUS

			Share-based
			compensation with		Share-based
	Stock Options		cash settlement(1)		compensation
	2019	2018	2019	2018	2019	2018

Members of the Management Board serving as of December 31, 2019
Rice Powell	327	659	2,588	391	2,915	1,050
Helen Giza(2)	—	—	10	—	10	—
Dr. Katarzyna Mazur-Hofsäß(2)	—	—	224	9	224	9
Dr. Olaf Schermeier	109	236	1,226	229	1,335	465
William Valle(3)	—	—	731	114	731	114
Kent Wanzek	153	295	1,272	128	1,425	423
Harry de Wit	—	—	1,001	222	1,001	222

Former member of the Management Board who resigned during the fiscal year 2019(4)
Michael Brosnan	164	330	3,552	245	3,716	575
Total:	753	1,520	10,604	1,338	11,357	2,858

(1) This includes expenses for Performance Shares under the MB LTIP 2019 (for fiscal year 2019 only) and under the LTIP 2016, expenses for Phantom Stock under the LTIP 2011 and expenses for the Share Based Award.

(2) Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza has been appointed as member of the Management Board only with effect as of November 1, 2019 and Dr. Katarzyna Mazur-Hofsäß with effect as of September 1, 2018 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3) The amounts indicated for stock options do not include the expenses from stock options which have been granted to the member of the Management Board William Valle prior to his appointment to the Management Board.

(4) Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019. The expenses for long-term incentive components result from the compensation components granted to Mr. Michael Brosnan under the LTIP 2011, the LTIP 2016, the MB LTIP 2019 and the Share Based Award which are payable or can be exercised, as the case may be, on the relevant regular vesting date in accordance with the respective plan conditions.

Focus on sustainable corporate development

The compensation of the Management Board is designed to promote sustainable corporate development. This is ensured, among other things, by the fact that the portion of the long-term compensation always exceeds the portion of short-term compensation. To the extent the portion of the performance-based components with long-term incentive effects (i.e. Performance Shares and Share Based Award) does not reach 50% of the sum of all variable compensation components for the respective fiscal year, it has been contractually provided that the one-year variable compensation is reduced accordingly and the Share Based Award is increased correspondingly.

In addition, previously earned and paid compensation components, in particular in case of relevant violations of internal guidelines or undutiful conduct, can be reclaimed (claw back) on the basis of the MB LTIP 2019 and the LTIP 2016 plan conditions and in accordance with the employment contracts concluded with individual members of the Management Board as from January 1, 2018.

Performance Shares under the LTIP 2016

Until the end of year 2018 grants of Performance Shares under the LTIP 2016 constituted a component of the compensation of the members of the Management Board. As of the end of year 2018 grants under the LTIP 2016 are no longer possible. However, individual members of the Management Board may exercise Performance Shares which have already been granted and receive (for the first time in year 2020) thereof a cash-settled share-based payment from Performance Shares under the LTIP 2016, taking into consideration blackout periods, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service and/or employment relationship. The members of the Management Board being in office on December 31 of the fiscal year held, by the end of the fiscal year, a total of 211,878 Performance Shares (2018: 204,693) under the LTIP 2016.

Stock options and Phantom Stock under the LTIP 2011

Until the end of the fiscal year 2015 grants under the LTIP 2011, which consisted of the Phantom Stock Plan 2011 and the Stock Option Plan 2011, constituted an essential component of the compensation system for the members of the Management Board. As of the end of the fiscal year 2015 grants under the LTIP 2011 are no longer possible. However, individual members of the Management Board may exercise Phantom Stock or stock options which have already been granted, taking into consideration blackout periods, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service and/or employment relationship.

The members of the Management Board being in office on December 31 of the fiscal year held, by the end of the fiscal year, a total of 23,336 Phantom Stock (2018: 54,711) pursuant to the Phantom Stock Plan 2011. Moreover, at the end of the fiscal year the members of the Management Board being in office on December 31 of the fiscal year held a total of 452,989 stock options (2018: 602,389) originating from the Stock Option Plan 2011. For details regarding the conditional capital used to secure the Stock Option Plan 2011, please see “Conditional Capital” in note 17 of the notes consolidated financial statements in our 2019 20-F.

The development and status of stock options in the fiscal year of the members of the Management Board serving at December 31 of the fiscal year are shown in more detail in the following table:

Development and Status of the Stock Options

		Rice Powell	Helen Giza	Dr. Katarzyna Mazur-Hofsäß	Dr. Olaf Schermeier	William Valle	Kent Wanzek	Harry de Wit	Total:

Options outstanding January 1, 2019	Number	256,781	—	—	96,488	30,000	69,720	—	452,989
	Weighted average exercise price in €	66.06	—	—	63.88	76.99	76.99	—	68.00

Options exercised during the fiscal year	Number	—	—	—	—	—	—	—	—
	Weighted average exercise price in €	—	—	—	—	—	—	—	—
	Weighted average share price in €	—	—	—	—	—	—	—	—

Options outstanding December 31, 2019	Number	256,781	—	—	96,488	30,000	69,720	—	452,989
	Weighted average exercise price in €	66.06	—	—	63.88	76.99	76.99	—	68.00
	Weighted average remaining contractual life in years	2.97	—	—	2.99	3.57	3.57	—	3.11
	Range of exercise prices in €	49,76 - 76,99	—	—	49,76 - 76,99	76.99	76.99	—	49,76 - 76,99

Options exercisable December 31, 2019	Number	256,781	—	—	96,488	30,000	69,720	—	452,989
	Weighted average exercise price in €	66.06	—	—	63.88	76.99	76.99	—	68.00

III. Total Compensation

The amount of the total compensation of the Management Board for the fiscal year and for the previous year is shown in the following table:

Total Compensation

in € THOUS

					Total compensation
	Cash compensation		Components with		(including long-term
	(without long-term		long-term		incentive
	incentive components)		incentive effect		components)
	2019	2018(1)	2019	2018(1)	2019	2018(1)

Members of the Management Board serving as of December 31, 2019
Rice Powell	3,566	3,841	2,232	2,391	5,798	6,232
Helen Giza(2)	707	—	865	—	1,572	—
Dr. Katarzyna Mazur-Hofsäß(2)	1,925	1,447	1,180	858	3,105	2,305
Dr. Olaf Schermeier	1,396	1,591	1,053	1,081	2,449	2,672
William Valle	2,138	2,517	1,133	1,402	3,271	3,919
Kent Wanzek	1,600	1,752	1,076	1,084	2,676	2,836
Harry de Wit	1,698	1,745	1,083	1,074	2,781	2,819

Former member of the Management Board who resigned during the fiscal year 2019(3)
Michael Brosnan	1,961	2,076	1,160	1,307	3,121	3,383
Total:	14,991	14,969	9,782	9,197	24,773	24,166

(1) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

(2) Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza has been appointed as member of the Management Board only with effect as of November 1, 2019 and Dr. Katarzyna Mazur-Hofsäß with effect as of September 1, 2018 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3) Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019.

IV. Commitments to members of the Management Board for the event of termination of their appointment

The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: Individual contractual pension commitments for the members of the Management Board Messrs. Rice Powell, Michael Brosnan (member of the Management Board until October 31, 2019), Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit have been granted by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board.

Each of the pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit (Hinterbliebenenversorgung) as of the time of conclusively ending active work, at age 65 at the earliest or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of reduction of earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient’s most recent base salary. In deviation from this, individual members of the Management Board (Messrs. Rice Powell and Kent Wanzek) have this entitlement already upon reaching the age of the 63 if they have been members of the Management Board of Fresenius Medical Care Management AG for at least ten years at the time of their final retirement from active employment (early retirement); in this case, the benefits are reduced by 0.5% per calendar month that the member leaves active employment before reaching the age of 65.

The retirement pension will be based on 30% of the last base salary or the 5-year average of the last base salaries and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, “BetrAVG”). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension. Any amounts to which the members of the Management Board or their surviving dependents, respectively, are entitled to from other company pension rights of the Management Board member, even from employment contracts with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the surviving spouse’s pension together reach a maximum of 90% of the Management Board member’s pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before reaching the age of 65, the rights to the aforementioned benefits remain, however the pension to be paid is reduced — unless the Management Board member is leaving because of the occurrence of an event insured against (occupational disability, incapacity to work, pension payments to surviving dependents in case of death or, if applicable, early retirement) — in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

Based on individual contractual commitments, the members of the Management Board Messrs. Rice Powell, Michael Brosnan (member of the Management Board until October 31, 2019), William Valle and Kent Wanzek additionally participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $8,400 (2018: $8,250) were earned in the fiscal year in each case and allocated in January 2020 to the members of the Management Board mentioned above. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The Company supports its employees at this with contributions of up to 50% of the yearly made payments.

Furthermore, the members of the Management Board Messrs. Rice Powell and Michael Brosnan (member of the Management Board until October 31, 2019) have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

Based on an individual contractual commitment, the member of the Management Board Mr. Harry de Wit additionally participated in the Hong Kong-based “Mandatory Provident Fund Scheme” until December 31, 2018. In this regard, contributions in the amount of 0 HKD (2018: 18,000 HKD) were earned in the fiscal year. This scheme enables employees to contribute a limited portion of their gross salaries in programs for retirement planning.

Additions to pension provisions in the fiscal year for the members of the Management Board being in office on December 31 of the fiscal year amounted to €6,751 THOUS (2018: €5,071 THOUS). The pension commitments are shown in the following table:

Development and Status of Pension Commitments

in € THOUS

	As of		As of
	January 1, 2019	Increase	December 31, 2019

Rice Powell	12,940	3,309	16,249
Helen Giza	—	—	—
Dr. Katarzyna Mazur-Hofsäß	—	—	—
Dr. Olaf Schermeier	974	549	1,523
William Valle	—	—	—
Kent Wanzek	3,587	1,191	4,778
Harry de Wit	—	1,702	1,702
Total:	17,501	6,751	24,252

A post-employment non-competition covenant was agreed upon with all members of the Management Board. If such covenant becomes applicable, the members of the Management Board for a period of up to two years receive compensation amounting to half of their respective annual base salary and an amount equivalent to half of 30% of their respective base salary for each year of respective application of the non-competition covenant. The employment contracts of the members of the Management Board contain no express provisions that are triggered by a change of control.

The new or extended employment contracts concluded with individual members of the Management Board effective from or after January 1, 2018 provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity in the event of dismissal for cause (Abberufung aus wichtigem Grund) may not exceed the value of two years’ compensation and may not compensate more than the remaining term of the contract. For the calculation of the relevant annual compensation, only the non-performance-based compensation components are applied. If there is good cause for the termination of the employment contract, no severance payments are made.

V. Miscellaneous

All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of twelve months, although after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly instalments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the respective employment contract.

Mr. Michael Brosnan was a member of the Management Board until the end of October 31, 2019. In his termination agreement, it was agreed with respect to the compensation components he is contractually entitled to for the period from November 1, 2019 to December 31, 2020 that he will receive a base salary of $850 THOUS p.a. (pro rata for the period from November 1, 2019 to December 31, 2019). For the period from January 1, 2020 to December 31, 2020 Mr. Michael Brosnan has an entitlement to fringe benefits in the form of contributions to financial planning, insurance benefits, contributions to pension, accident, life and health insurances and housing, rent and relocation supplements as well as tax burden compensation due to varying tax rates in Germany and the U.S. (net compensation) and a car allowance in the total amount of approximately $257 THOUS. For the period from November 1, 2019 to December 31, 2019 these fringe benefits amounted to $17 THOUS. Additionally, Mr. Michael Brosnan will participate in the U.S.-based 401(k) savings plan until December 31, 2020. For the period from January 1, 2020 to December 31, 2020, Mr. Michael Brosnan will also receive an amount equivalent to 30% of his base salary. The compensation components granted to Mr. Michael Brosnan under the LTIP 2016, the MB LTIP 2019 and in the form of Share Based Awards are payable or exercisable in accordance with the respective plan conditions. With the exception of the Share Based Award for 2019, Mr. Michael Brosnan will no longer be granted any further components with long-term incentive effects as from (and including) the year 2020. As of January 1, 2021, Mr. Michael Brosnan will receive an annual compensation for the agreed post-employment non-competition covenant in the amount of $553 THOUS p.a. for a period of two years. It was agreed with Mr. Michael Brosnan that he is entitled to receive a company pension on the basis of the individual contractual pension commitment of Fresenius Medical Care Management AG in the annual amount of $405 THOUS from January 1, 2021. The compensation for the agreed post-employment non-competition covenant is credited against the company pension.

Mr. Dominik Wehner was a member of the Management Board until the end of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components he is contractually entitled to for the period from January 1, 2018 to March 31, 2022 that he will annually receive a base salary of €425 THOUS and an amount of 30% of his base salary. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, contributions to financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €30 THOUS p.a. The compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and in form of Share Based Awards are payable or can be exercised, as the case may be, upon the relevant regular vesting date in accordance with the respective plan conditions. Except for the Share Based Award for 2017, Mr. Dominik Wehner is no longer eligible to be granted any components with long-term incentive effects since the year 2018 (including). As of the completion of the age of 65, Mr. Dominik Wehner will receive a Company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG, as described before.

Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, received an annual non-compete compensation from February 17, 2017 for a period of two years; this compensation amounted in the fiscal year to €90 THOUS (2018: €515 THOUS). It was also agreed with him that, after the end of his employment contract, he would act as an advisor to National Medical Care, Inc. from August 14, 2017 until the end of August 13, 2019. The consideration to be granted for such services (including reimbursement of expenses) amounts to €167 THOUS (2018: €212 THOUS) for the fiscal year. As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a Company-funded retirement pension of €130 THOUS per year.

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €274 THOUS (2018: €261 THOUS) in the fiscal year. On the occasion of the termination of his employment contract with effect as of December 31, 2016 as a member of the Management Board, it was agreed with Mr. Roberto Fusté that he would be subject to a post-employment non-compete obligation lasting until the end of December 31, 2018 and that he would act as an advisor to the Chairman of the Management Board. For this, he did neither receive a non-compete compensation (2018: €377 THOUS) nor an advisory fee (2018: €377 THOUS) in the fiscal year.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €355 THOUS in the fiscal year (2018: €338 THOUS).

A consulting agreement was entered into with Dr. Rainer Runte, who was a member of the Management Board until March 31, 2014, effective March 1, 2017, the term of which in the meantime was extended until December 31, 2018. Under this consulting agreement, Dr. Rainer Runte provided consulting services on certain fields. The consideration (including the reimbursement of expenses) to be granted by Fresenius Medical Care Management AG for such services amounts to €0 THOUS for the fiscal year (2018: €226 THOUS).

Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, for the period January 1, 2013 to December 31, 2021. Under this consulting agreement, Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame and will be subject to a non-compete covenant. The consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounts for the fiscal year to €568 THOUS (2018: €522 THOUS). In 2019, an amendment to the agreement was made which provides for a one-off payment of €1,129 THOUS for the remaining term of the agreement. This payment was also made in the fiscal year. All payments for services to be performed by him under the consulting agreement have thus been made.

In the fiscal year, no loans or advance payments for future compensation components were made to the members of the Management Board of Fresenius Medical Care Management AG.

The payments to U.S. members of the Management Board Messrs. Rice Powell, Michael Brosnan (member of the Management Board until October 31, 2019) and Kent Wanzek were paid in part in the U.S. (in U.S. dollar) and in part in Germany (in euro). For the part paid in Germany, the Company has agreed that due to varying tax rates in both countries, the increased tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these members of the Management Board will be treated as if they were taxed in their home country, the United States, only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance exists with a deductible that corresponds to the specifications according to the German Stock Corporation Act.

Former members of the Management Board did not receive any compensation in the fiscal year other than mentioned herein. As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of €37,373 THOUS (2018: €25,163 THOUS).

VI. Revision of the compensation system for the Management Board

The Supervisory Board attaches great importance to good corporate governance — also in the area of the compensation of the Management Board. This includes ensuring an effective system of incentives that is in line with the market. Therefore, the Supervisory Board also in 2019 intensively dealt with the system for the compensation of the General Partner’s Management Board and continuously and closely monitored the further development of the standards of good corporate governance and identified suitable measures to adjust the existing compensation regulations. On the basis of intensive discussions also with external stakeholders and the now established statutory changes resulting from the implementation of the Second Shareholders’ Rights Directive in the German Stock Corporation Act and the publication of a new version of the German Corporate Governance Code, the compensation system for the members of the Management Board of the General Partner shall now be comprehensively revised.

The Supervisory Board is convinced that the changes to the system for compensation will significantly contribute to creating further incentives to bring the long-term strategic business orientation, with due consideration of the amended regulatory framework, even more in line with the further evolved interests of the Company’s shareholders. This includes in particular the introduction of non-financial sustainable performance parameters for compensation, with which the Company’s commitment to its social and environmental responsibility is also reflected in the Management Board compensation. In addition, it is intended to adjust the basic systematics of the system for compensation, to reduce its complexity, and to orient it even more strongly on the long term. The compensation component that has so far been paid out as part of the one-year variable compensation, but irrespective of the target achievement, will in future be determined as part of the base salary. Further, the one-year variable compensation shall no longer partially be converted into a long-term performance-related compensation element (Share Based Award). Instead, a larger portion of the performance-related compensation than so far shall be granted in the long term under the future long-term incentive plan. Such plan is also intended to provide for mandatory share retention rules to promote share ownership. Overall, this results in a shift in compensation to a longer-term composition with comparable total compensation. The hypothetical possibility of paying a discretionary compensation component shall be expressly excluded. Furthermore, maximum payout limits (caps) shall be introduced for all performance-related compensation components granted in future.

The comprehensively revised compensation system for the members of the Management Board of the General Partner shall be submitted to the Annual General Meeting of the Company on August 27, 2020 for approval in accordance with the provisions of the Second Shareholders’ Rights Directive as implemented in the German Stock Corporation Act.  Information regarding the revised compensation system is contained in the 2020 AGM Invitation under Agenda item 6 and Section II.

VII. Tables of the value of benefits granted and received

The German Corporate Governance Code in the version dated February 7, 2017 provides that the compensation report shall include information in tabular form for each member of the Management Board on the benefits granted and received as well as on the pension expenses for the fiscal year. The model tables provided in the appendix to the German Corporate Governance Code shall be used to present this information. The following tables include information on the value of benefits granted and received. They adhere to the structure and, to the greatest extent possible, the standards of the model tables of the German Corporate Governance Code:

Benefits granted to serving members of the Management Board as of December 31, 2019 in € THOUS

	Rice Powell				Helen Giza
	Chairman of the Management Board				Chief Financial Officer
	Member of the Management Board since December 21, 2005(1)				Member of the Management Board since November 1, 2019
	2019	2019	2019	2018(2)	2019	2019	2019	2018(2)
		Minimum	Maximum			Minimum	Maximum

Base salary	1,340	1,340	1,340	1,270	108	108	108	—
Fringe benefits	256	256	256	195	440	440	440	—
Total non-performance-based compensation	1,596	1,596	1,596	1,465	548	548	548	—

One-year variable compensation	2,211	201	2,653	2,096	179	98	215	—
Multi-year variable compensation / components with long-term incentive effects	2,232	—	n.a.	2,390	865	—	n.a.	—
thereof Share Based Award - New Incentive Bonus Plan 2010 3-year term / 3-year vesting period	657	—	n.a.	977	53	—	n.a.	—
thereof Performance Shares - LTIP 2016 4-year term / 4-year vesting period	—	—	n.a.	1,413	—	—	n.a.	—
thereof Performance Shares - MB LTIP 2019 4-year term / 4-year vesting period	1,575	—	n.a.	—	812	—	n.a.	—
Total non-performance-based compensation and performance-based compensation	6,039	1,797	n.a.	5,951	1,592	646	n.a.	—
Pension expense	828	828	828	674	—	—	—	—
Value of benefits granted	6,867	2,625	n.a.	6,625	1,592	646	n.a.	—

					Dr. Olaf Schermeier
	Dr. Katarzyna Mazur-Hofsäß Member of the Management Board for EMEA				Member of the Management Board for Research and Development
	Member of the Management Board since September 1, 2018				Member of the Management Board since March 1, 2013
	2019	2019	2019	2018(2)	2019	2019	2019	2018(2)
		Minimum	Maximum			Minimum	Maximum

Base salary	700	700	700	233	510	510	510	490
Fringe benefits	94	94	94	844	136	136	136	131
Total non-performance-based compensation	794	794	794	1,077	646	646	646	621

One-year variable compensation	1,155	105	1,386	386	842	77	1,010	809
Multi-year variable compensation / components with long-term incentive effects	1,180	—	n.a.	857	1,053	—	n.a.	1,080
thereof Share Based Award - New Incentive Bonus Plan 2010 3-year term / 3-year vesting period	377	—	n.a.	123	250	—	n.a.	323
thereof Performance Shares - LTIP 2016 4-year term / 4-year vesting period	—	—	n.a.	734	—	—	n.a.	757
thereof Performance Shares - MB LTIP 2019 4-year term / 4-year vesting period	803	—	n.a.	—	803	—	n.a.	—
Total non-performance-based compensation and performance-based compensation	3,129	899	n.a.	2,320	2,541	723	n.a.	2,510
Pension expense	—	—	—	—	179	179	179	189
Value of benefits granted	3,129	899	n.a.	2,320	2,720	902	n.a.	2,699

(1) The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

Benefits granted to serving members of the Management Board as of December 31, 2019 in € THOUS

	William Valle				Kent Wanzek
	Member of the Management Board for North America				Member of the Management Board for Global Manufacturing, Quality and Supply
	Member of the Management Board since February 17, 2017				Member of the Management Board since January 1, 2010
	2019	2019	2019	2018(1)	2019	2019	2019	2018(1)
		Minimum	Maximum			Minimum	Maximum

Base salary	866	866	866	792	607	607	607	550
Fringe benefits	237	237	237	330	127	127	127	126
Total non-performance-based compensation	1,103	1,103	1,103	1,122	734	734	734	676

One-year variable compensation	1,430	130	1,716	1,306	1,002	91	1,203	908
Multi-year variable compensation / components with long-term incentive effects	1,133	—	n.a.	1,403	1,077	—	n.a.	1,084
thereof Share Based Award - New Incentive Bonus Plan 2010 3-year term / 3-year vesting period	345	—	n.a.	696	289	—	n.a.	377
thereof Performance Shares - LTIP 2016 4-year term / 4-year vesting period	—	—	n.a.	707	—	—	n.a.	707
thereof Performance Shares - MB LTIP 2019 4-year term / 4-year vesting period	788	—	n.a.	—	788	—	n.a.	—
Total non-performance-based compensation and performance-based compensation	3,666	1,233	n.a.	3,831	2,813	825	n.a.	2,668
Pension expense	—	—	—	—	379	379	379	369
Value of benefits granted	3,666	1,233	n.a.	3,831	3,192	1,204	n.a.	3,037

	Harry de Wit
	Member of the Management Board for Asia-Pacific
	Member of the Management Board since April 1, 2016
	2019	2019	2019	2018(1)
		Minimum	Maximum

Base salary	520	520	520	480
Fringe benefits	337	337	337	315
Total non-performance-based compensation	857	857	857	795

One-year variable compensation	858	78	1,030	792
Multi-year variable compensation / components with long-term incentive effects	1,083	—	n.a.	1,074
thereof Share Based Award - New Incentive Bonus Plan 2010 3-year term / 3-year vesting period	280	—	n.a.	317
thereof Performance Shares - LTIP 2016 4-year term / 4-year vesting period	—	—	n.a.	757
thereof Performance Shares - MB LTIP 2019 4-year term / 4-year vesting period	803	—	n.a.	—
Total non-performance-based compensation and performance-based compensation	2,798	935	n.a.	2,661
Pension expense	1,795	1,795	1,795	—
Value of benefits granted	4,593	2,730	n.a.	2,661

(1) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

Benefits granted to a former member of the Management Board who retired in fiscal year 2019 in € THOUS

	Michael Brosnan
	Chief Financial Officer
	Member of the Management Board until October 31, 2019
	2019(1)	2019(1)	2019(1)	2018(2)
		Minimum	Maximum

Base salary	633	633	633	720
Fringe benefits	211	211	211	56
Total non-performance-based compensation	844	844	844	776

One-year variable compensation	1,253	114	1,503	1,188
Multi-year variable compensation / components with long-term incentive effects	1,160	—	n.a.	1,307
thereof Share Based Award - New Incentive Bonus Plan 2010 3-year term / 3-year vesting period	372	—	n.a.	600
thereof Performance Shares - LTIP 2016 4-year term / 4-year vesting period	—	—	n.a.	707
thereof Performance Shares - MB LTIP 2019 4-year term / 4-year vesting period	788	—	n.a.	—
Total non-performance-based compensation and performance-based compensation	3,257	958	n.a.	3,271
Pension expense	1,494	1,494	1,494	667
Value of benefits granted	4,751	2,452	n.a.	3,938

(1) The amounts for the base salary and the fringe benefits as set out herein for the fiscal year relate to the period until October 31, 2019.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza, Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

Allocations

in € THOUS

	Serving members of the Management Board as of December 31, 2019															Former member of the Management Board (retired in fiscal year)
	Rice Powell Chairman of the Management Board		Helen Giza Chief Financial Officer		Dr. Katarzyna Mazur- Hofsäß Member of the Management Board for EMEA		Dr. Olaf Schermeier Member of the Management Board for Research and Development		William Valle Member of the Management Board for North America			Kent Wanzek Member of the Management Board for Global Manufacturing, Quality and Supply		Harry de Wit Member of the Management Board for Asia-Pacific		Michael Brosnan Chief Financial Officer
	Member of the Management Board since December 21, 2005(1)		Member of the Management Board since November 1, 2019		Member of the Management Board since September 1, 2018		Member of the Management Board since March 1, 2013		Member of the Management Board since February 17, 2017			Member of the Management Board since January 1, 2010		Member of the Management Board since April 1, 2016		Member of the Management Board until October 31, 2019
	2019	2018(2)	2019	2018(2)	2019	2018(2)	2019	2018(2)	2019	2018(2)		2019	2018(2)	2019	2018(2)	2019(3)	2018(2)

Base salary	1,340	1,270	108	—	700	233	510	490	866	792		607	550	520	480	633	720
Fringe benefits	256	195	440	—	94	844	136	131	237	330		127	126	337	315	211	56
Total non-performance based compensation	1,596	1,465	548	—	794	1,077	646	621	1,103	1,122		734	676	857	795	844	776

One-year variable compensation	1,970	2,376	159	—	1,131	370	750	970	1,035	1,395		866	1,076	841	950	1,117	1,300
Multi-year variable compensation / components with long-term incentive effects	494	2,777	—	—	—	—	740	277	207	2,693		459	5,401	—	—	1,505	131
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2014	—	131	—	—	—	—	—	55	—	—		—	104	—	—	—	76
Grant 2015	150	—	—	—	—	—	53	—	—	—		115	—	—	—	82	—
thereof LTIP 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period
Grant 2011	—	2,536	—	—	—	—	—	—	—	532	(4)	—	1,573	—	—	1,251	—
Grant 2012	—	—	—	—	—	—	—	—	—	333	(4)	—	786	—	—	—	—
Grant 2013	—	—	—	—	—	—	—	—	—	466	(4)	—	786	—	—	—	—
Grant 2014	—	—	—	—	—	—	—	—	—	1,331	(4)	—	2,097	—	—	—	—
thereof LTIP 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period
Grant 2013	—	110	—	—	—	—	—	—	—	31		—	55	—	—	—	55
Grant 2014	344	—	—	—	—	—	—	222	207	—		344	—	—	—	172	—
Grant 2015	—	—	—	—	—	—	687	—	—	—		—	—	—	—	—	—

Other	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—	—
Total non-performance-based and performance-based compensation	4,060	6,618	707	—	1,925	1,447	2,136	1,868	2,345	5,210		2,059	7,153	1,698	1,745	3,466	2,207
Pension expense	828	674	—	—	—	—	179	189	—	—		379	369	1,795	—	1,494	667
Allocation	4,888	7,292	707	—	1,925	1,447	2,315	2,057	2,345	5,210		2,438	7,522	3,493	1,745	4,960	2,874

(1) The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

(3) The amounts for the base salary and the fringe benefits as set out herein for the fiscal year relate to the period until October 31, 2019.

(4) The indicated amounts are allocations from multi-year variable compensation which have been granted to the member of the Management Board William Valle prior to his appointment to the Management Board: LTIP 2011 - Phantom Stock Plan 2011 - Grant 2011 - fair value at grant €81 THOUS, LTIP 2011 - Phantom Stock Plan 2011 - Grant 2012 - fair value at grant €48 THOUS, LTIP 2011 - Phantom Stock Plan 2011 - Grant 2013 - fair value at grant €47 THOUS, LTIP 2011 - Phantom Stock Plan 2011 - Grant 2014 - fair value at grant €135 THOUS.

Compensation of the Supervisory Board

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in section 13 of the Articles of Association of FMC-AG & Co. KGaA.

Each Supervisory Board member receives a base salary of $88 THOUS (2018: $88 THOUS) for each full fiscal year, payable in four equal instalments at the end of a calendar quarter. The Chairman of the Supervisory Board receives additional compensation of $88 THOUS (2018: $88 THOUS) and the Vice Chairman receives additional compensation of $44 THOUS (2018: $44 THOUS) per respective full fiscal year.

In addition, each member of the Supervisory Board receives as a variable performance-based compensation component (hereinafter also: “performance-based compensation”) an additional remuneration which is based upon the respective average growth of earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the performance-based compensation is $60 THOUS in case of achieving a 3-year average EPS growth corridor from 8.00% to 8.99%, $70 THOUS in the corridor from 9.00% to 9.99% and $80 THOUS in case of a 3-year average EPS growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts of the performance-based compensation are earned to their full extent, i.e., within these margins there is no pro rata remuneration. In any case, this component is capped at the maximum amount of $80 THOUS per annum. Reciprocally, the members of the Supervisory Board are only entitled to the remuneration component if the 3-year average EPS growth of at least 8.00% is reached. Provided that the relevant targets have been achieved, the remuneration is, in principle, disbursed on a yearly basis following approval of the Company’s annual financial statements at the end of the calendar quarter in which the Company’s annual financial statements are approved. For the fiscal year 2019, the 3-year average EPS growth for the years 2017, 2018 and 2019 was relevant.

In application of the principles above, for the fiscal year no entitlement to a payment of performance-based compensation was achieved (2018: $641 THOUS for the entire Supervisory Board).

As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $44 THOUS (2018: $44 THOUS). A member of a committee who serves as chairman or vice chairman of a committee additionally receives $22 THOUS and $11 THOUS a year, respectively (2018: $22 THOUS and $11 THOUS, respectively), payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee of the Supervisory Board and in the Joint Committee of the Company as well as in the capacity of their respective chairmen and vice chairmen, no separate remuneration shall be granted to the members of the Supervisory Board. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

Should a member of the FMC-AG & Co. KGaA Supervisory Board at the same time be a member of the Supervisory Board of the General Partner Fresenius Medical Care Management AG and receive compensation for his/her work on the Supervisory Board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the Chairman of the FMC-AG & Co. KGaA Supervisory Board and the Vice Chairman, to the extent that they are at the same time chairman and vice chairman, respectively, of the Supervisory Board of Fresenius Medical Care Management AG. To the extent the vice chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the Supervisory Board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as vice chairman of the FMC-AG & Co. KGaA Supervisory Board.

The compensation of the members of the Supervisory Board of Fresenius Medical Care Management AG and the compensation of the members of its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA.

The members of the Supervisory Board of FMC-AG & Co. KGaA are to be reimbursed for the expenses incurred in the exercise of their office, which also include the applicable VAT.

For the benefit of the members of the Supervisory Board of FMC-AG & Co. KGaA a Directors & Officers liability insurance exists with a deductible that corresponds to the specifications according to the German Stock Corporation Act.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA, including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following tables:

Compensation of the Supervisory Board

in € THOUS(1)

	Base salary		Base salary		Compensation for		Compensation for		Total amount of non-
	for Supervisory Board at		for Supervisory Board at		committee services at		committee services at		performance-based
	FMC Management AG		FMC-AG & Co. KGaA		FMC Management AG		FMC-AG & Co. KGaA		compensation
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Dr. Dieter Schenk(2)	39	44	118	91	120	93	19	—	296	228
Stephan Sturm(3)	157	149	—	—	100	65	—	—	257	214
Rolf A. Classon (4)	39	37	79	41	118	112	49	47	285	237
Rachel Empey(5)	79	75	—	—	—	—	—	—	79	75
William P. Johnston	39	37	39	37	108	102	59	56	245	232
Dr. Gerd Krick(6)	79	60	—	42	59	56	—	14	138	172
Dr. Dorothea Wenzel(7)	—	—	45	—	—	—	—	—	45	—
Pascale Witz(8)	—	—	79	75	—	—	60	—	139	75
Prof. Dr. Gregor Zünd(9)	—	—	79	13	—	—	—	—	79	13
Deborah Doyle McWhinney(10)	—	—	—	62	—	—	—	31	—	93
Total	432	402	439	361	505	428	187	148	1,563	1,339

(1) Shown without VAT and withholding tax; translation of U.S. dollar amounts at respective average exchange rates for the respective calendar year.

(2) Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dieter Schenk was appointed at the same time as vice chairman of the Supervisory Board of FMC-AG & Co. KGaA until May 17, 2018 and as chairman of the Supervisory Board of FMC-AG & Co. KGaA since May 17, 2018.

(3) Chairman of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(4) Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Rolf A. Classon was appointed at the same time as vice chairman of the Supervisory Board of FMC-AG & Co. KGaA since November 30, 2018.

(5) Member of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(6) Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Gerd Krick was appointed as a member of the Supervisory Board of FMC AG & Co. KGaA until May 17, 2018, and, therefore, received compensation payments to be set out herein until this date. Dr. Gerd Krick is a member of the Supervisory Board of FMC Management AG; compensation for this paid by FMC Management AG.

(7) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dorothea Wenzel was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of May 16, 2019, and, therefore, received compensation payments to be set out herein as of this date.

(8) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(9) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Prof. Dr. Gregor Zünd was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of October 29, 2018, and, therefore, received compensation payments to be set out herein as of this date.

(10) Former member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney resigned as a member of the Supervisory Board of FMC-AG & Co. KGaA effective November 1, 2018, and, therefore, received compensation payments to be set out herein until this date.

Compensation of the Supervisory Board

in € THOUS(1)

	Performance-based		Performance-based
	compensation in		compensation in		Performance-based
	FMC Management AG		FMC-AG & Co. KGaA		compensation		Total compensation
	2019	2018	2019	2018	2019	2018	2019	2018

Dr. Dieter Schenk(2)	—	34	—	34	—	68	296	296
Stephan Sturm(3)	—	68	—	—	—	68	257	282
Rolf A. Classon (4)	—	34	—	34	—	68	285	305
Rachel Empey(5)	—	68	—	—	—	68	79	143
William P. Johnston	—	34	—	34	—	68	245	300
Dr. Gerd Krick(6)	—	42	—	25	—	67	138	239
Dr. Dorothea Wenzel(7)	—	—	—	—	—	—	45	—
Pascale Witz(8)	—	—	—	68	—	68	139	143
Prof. Dr. Gregor Zünd(9)	—	—	—	12	—	12	79	25
Deborah Doyle McWhinney(10)	—	—	—	57	—	57	—	150
Total	—	280	—	264	—	544	1,563	1,883

(1) Shown without VAT and withholding tax; translation of U.S. dollar amounts at respective average exchange rates for the respective calendar year.

(2) Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dieter Schenk was appointed at the same time as vice chairman of the Supervisory Board of FMC-AG & Co. KGaA until May 17, 2018 and as chairman of the Supervisory Board of FMC-AG & Co. KGaA since May 17, 2018.

(3) Chairman of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(4) Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Rolf A. Classon was appointed at the same time as vice chairman of the Supervisory Board of FMC-AG & Co. KGaA since November 30, 2018.

(5) Member of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(6) Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Gerd Krick was appointed as a member of the Supervisory Board of FMC AG & Co. KGaA until May 17, 2018, and, therefore, received compensation payments to be set out herein until this date. Dr. Gerd Krick is a member of the Supervisory Board of FMC Management AG; compensation for this paid by FMC Management AG.

(7) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dorothea Wenzel was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of May 16, 2019, and, therefore, received compensation payments to be set out herein as of this date.

(8) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(9) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Prof. Dr. Gregor Zünd was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of October 29, 2018, and, therefore, received compensation payments to be set out herein as of this date.

(10) Former member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney resigned as a member of the Supervisory Board of FMC-AG & Co. KGaA effective November 1, 2018, and, therefore, received compensation payments to be set out herein until this date.

(v)                                  Options to Purchase our Securities

Fresenius Medical Care AG & Co. KGaA share-based plans

As of December 31, 2019, the Company has various share-based compensation plans, which may either be equity- or cash-settled.

Fresenius Medical Care AG & Co. KGaA long-term incentive plans during 2016—2019

As of May 11, 2016, the issuance of stock options and Phantom Stock under the LTIP 2011 is no longer possible. Furthermore, as of January 1, 2019, the issuance of Performance Shares under the LTIP 2016 is no longer possible. In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, successor programs effective January 1, 2019 were introduced. For members of the Management Board, the Supervisory Board of Management AG has approved and adopted the MB LTIP 2019. For the members of the management boards of affiliated companies and managerial staff members, the Management Board of Management AG has approved and adopted the Fresenius Medical Care AG & Co. KGaA Long-Term Incentive Plan 2019 (“LTIP 2019”). Additionally, the Management Board of Management AG has approved and adopted the Fresenius Medical Care AG & Co. KGaA NxStage Long-Term Incentive Plan (“NxStage LTIP”) for the management board and managerial staff members of NxStage in the course of the integration of NxStage into the Company.

The MB LTIP 2019, the LTIP 2019, the NxStage LTIP and the LTIP 2016 are variable compensation programs with long-term incentive effects. Similar to the LTIP 2016, which granted so-called “Performance Shares” annually or semiannually from 2016 to 2018, pursuant to the MB LTIP 2019 and the LTIP 2019, Performance Shares could be granted to plan participants in the MB LTIP 2019once or twice during 2019 f and may be granted throughout 2019 to 2021 for the LTIP 2019. Pursuant to the NxStage LTIP, plan participants were granted Performance Shares in February 2019. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company’s share price development.

For members of the Management Board, the Supervisory Board of Management AG will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. The initial grant value is determined in the currency in which the respective participant receives his or her base salary at the time of the grant. In order to determine the number of Performance Shares each plan participant receives, the respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective grant date.

The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) Revenue Growth, (ii) Net Income Growth and (iii) ROIC. For the LTIP 2019 exclusively, the level of achievement for Performance Shares granted in fiscal year 2019 may be subject to an increase if certain targets in relation to the second phase of the Company’s Global Efficiency Program are achieved (“GEP-II targets”).

Revenue, net income and ROIC are determined according to the Company’s consolidated reported and audited figures in Euro for the financial statements prepared in accordance with IFRS, applying the respective plan terms. Revenue Growth, Net Income Growth and the fulfillment of the GEP-II targets, for the purpose of the relevant plan, are determined at constant currency.

An annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 7% in each individual year of the three-year performance period; Revenue Growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 16%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

An annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 7% in each individual year of the three-year performance period. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

With regard to ROIC, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. For the MB LTIP 2019 and the LTIP 2019, the target ROIC is 7.9% for 2019 (LTIP 2016: 7.3% in 2016 and increased by 0.2 percentage points for each consecutive year until 2020; NxStage LTIP: 7.7% in 2018 and increased by 0.2 percentage points for each consecutive year until 2020). A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

The achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%. For the LTIP 2019, the overall target achievement for Performance Shares granted in fiscal year 2019 shall be increased by 20 percentage points if the GEP-II targets achievement is 100%. In case of a GEP-II targets achievement between 0% and 100%, the respective increase of the overall target achievement will be calculated by means of linear interpolation. The overall target achievement increased by the GEP-II targets achievement shall not exceed 200%.

The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

For the MB LTIP 2019, the final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the four-year vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

For plan participants of the LTIP 2019, the final number of Performance Shares is generally deemed earned three years after the day of a respective grant (the three-year vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this three-year vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the grant value received by the participant, will then be paid to the plan participants as cash compensation.

For plan participants of the NxStage LTIP, the final number of Performance Shares granted in February 2019 is generally deemed earned in December 2022 (the vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

For plan participants of the LTIP 2016, the final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the four-year vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

During 2019, the Company awarded 114,999 Performance Shares under the MB LTIP 2019 at a measurement date weighted average fair value of €60.70 each and a total fair value of €6,980 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

During 2019, the Company awarded 817,089 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €62.16 each and a total fair value of €50,790 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the three-year vesting period.

During 2019, the Company awarded 55,978 Performance Shares under the NxStage LTIP at a measurement date weighted average fair value of €62.17 each and a total fair value of €3,480 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2018, the Company awarded 632,804 Performance Shares under the LTIP 2016 including 73,315 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €51.99 each and a total fair value of €32,900 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

During 2017, the Company awarded 614,985 Performance Shares under the LTIP 2016 including 73,746 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €83.40 each and a total fair value of €51,290 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011

On May 12, 2011, the Stock Option Plan 2011 (“2011 SOP”) was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the Company’s LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and Phantom Stock. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 were subject to a four-year vesting period. Vesting of the awards granted was subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 per share.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant’s heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

Phantom Stock awards under the LTIP 2011 entitle the holders to receive payment in euro from the Company upon exercise of the Phantom Stock. The payment per Phantom Stock in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of the Company’s shares on the exercise date. Phantom Stock awards have a five-year term and can be exercised for the first time after a four-year vesting period. For participants who are U.S. taxpayers, the Phantom Stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

New incentive bonus plan

In 2019, the members of the Management Board were eligible for performance-related compensation that depended upon achievement of pre-defined targets. The targets are measured based on the adjusted net income growth attributable to the shareholders of FMC-AG & Co. KGaA at constant currency (“Adjusted Net Income Growth”), adjusted net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments (“Adjusted Free Cash Flow”) in percent of revenues and adjusted operating margin (“Adjusted Operating Margin”), and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

Performance-related bonuses for 2019 consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component for the year 2019 will be paid in the following year, after the consolidated financial statements for 2019 have been approved. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement and employment contracts which were not extended by the Company). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. For each of the members of the

Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation is capped.

Share-based compensation related to this plan for fiscal years ended 2019, 2018 and 2017 was €2,623 THOUS, €3,414 THOUS and €3,418 THOUS, respectively.

Information on holdings under share-based plans

At December 31, 2019, the members of the Management Board held 102,435 Performance Shares under the MB LTIP 2019. Former members of the Management Board held 12,564 Performance Shares under the MB LTIP 2019.

At December 31, 2019, the plan participants held 797,659 Performance Shares under the LTIP 2019.

At December 31, 2019, the plan participants held 45,007 Performance Shares under the NxStage LTIP.

At December 31, 2019, the members of the Management Board held 211,878 Performance Shares and plan participants other than the members of the Management Board held 1,747,142 Performance Shares under the LTIP 2016.

At December 31, 2019, the members of the Management Board held 23,336 Phantom Stock and plan participants other than the members of the Management Board held 311,650 Phantom Stock under the LTIP 2011.

At December 31, 2019, the members of the Management Board held 452,989 stock options and plan participants other than the members of the Management Board held 3,036,000 stock options under the 2011 SOP.

Additional information on share-based plans

The table below provides reconciliations for stock options outstanding at December 31, 2019, as compared to December 31, 2018.

Transactions

		Weighted
		Average
		Exercise
Stock options for shares	Options	Price
	(in THOUS)	in €
Balance at December 31, 2018	3,896	68.85
Granted	—	—
Exercised(1)	329	51.72
Forfeited	78	75.08
Balance at December 31, 2019	3,489	70.32

(1) The average share price at the date of exercise of the options was €67.62.

The following table provides a summary of fully vested options outstanding and exercisable at December 31, 2019:

Share Options

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	of	contractual	price	of	price
in €	options	life	in €	options	in €

45.01 - 50.00	767,001	2.38	49.90	767,001	49.90
50.01 - 55.00	825	0.93	52.27	825	52.27
55.01 - 60.00	133,375	1.24	57.68	133,375	57.68
60.01 - 65.00	—	—	—	—	—
65.01 - 70.00	—	—	—	—	—
70.01 - 75.00	—	—	—	—	—
75.01 - 80.00	2,587,788	3.58	77.03	2,587,788	77.03
	3,488,989	3.23	70.32	3,488,989	70.32

At December 31, 2019, there were no total unrecognized compensation costs related to non-vested options.

During the fiscal years ended December 31, 2019, 2018, and 2017, the Company received cash of €17,014 THOUS, €43,508 THOUS and €42,234 THOUS, respectively, from the exercise of stock options (see note 17). The intrinsic value of stock options exercised for the twelve-month periods ended December 31, 2019, 2018, and 2017 was €5,231 THOUS, €29,440 THOUS and €31,580 THOUS, respectively.

The compensation expense related to equity-settled stock option programs is determined based upon the fair value on the grant date and the number of stock options granted which will be recognized over the four-year vesting period. In connection with the 2011 SOP, the Company incurred compensation expense of €1,992 THOUS, €6,713 THOUS and €11,736 THOUS for the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

The compensation expense related to cash-settled share-based payment transactions is determined based upon the fair value at the measurement date and the number of Phantom Stock or Performance Shares granted which will be recognized over the vesting period. In connection with cash-settled share-based payment transactions, the Company recognized compensation expense of:

•                  €656 THOUS, €0 and €0 related to Performance Shares under the MB LTIP 2019 for the fiscal years ended December 31, 2019, 2018 and 2017, respectively,

•                  €4,771 THOUS, €0 and €0 related to Performance Shares under the LTIP 2019 for the fiscal years ended December 31, 2019, 2018 and 2017, respectively,

•                  €572 THOUS, €0 and €0 related to Performance Shares under the NxStage LTIP for the fiscal years ended December 31, 2019, 2018 and 2017, respectively,

•                  €30,304 THOUS, €4,152 THOUS and €38,882 THOUS related to Performance Shares under the LTIP 2016 for the fiscal years ended December 31, 2019, 2018 and 2017, respectively, and

•                  €5,724 THOUS, -€8,799 THOUS and €21,576 THOUS related to Phantom Stock for the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

Care Coordination stock incentive plans

In 2014, the Company established two subsidiary stock incentive plans for the acquisitions of Sound and National Cardiovascular Partners. The Company divested its controlling interest in Sound on June 28, 2018, see note 4 c) of the notes to the consolidated financial statements included in the 2019 20-F for information regarding the divestiture. For the year ended December 31, 2019, the Company did not record stock compensation expense associated with the Sound subsidiary stock incentive plan (2018: €87,157 THOUS and 2017: €35,250 THOUS). The remaining subsidiary stock incentive plan related to National Cardiovascular Partners is immaterial to the Company.

(vi)                              Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA

In connection with the formation of FMC-AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, which we refer to as the “Merger,” Fresenius SE and its affiliates and FMC-AG and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements we entered into in connection with the Merger and certain other, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their respective affiliates and with certain of our equity method investees. For further information, see note 5 of the notes to the consolidated financial statements included in the 2019 20-F. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission. We believe that the leases, the supply agreements and the service agreements summarized below are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•                        the term “we (or us) and our affiliates” refers only to FMC-AG & Co. KGaA and its subsidiaries; and

•                        the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real property leases

The Company is a party to real estate lease agreements with Fresenius SE and certain of its affiliates (the “Fresenius SE Companies”), which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire at the end of 2026.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € THOUS

	2019			2018		2017		December 31, 2019
	Depreciation	Interest expense	Lease expense (1)	Lease income	Lease expense	Lease income	Lease expense	Right-of-use asset	Lease liability

Fresenius SE	4,580	501	4,005	—	8,745	—	8,456	30,336	30,820
Fresenius SE affiliates	12,589	1,396	452	—	15,852	—	13,676	91,879	92,126
Total	17,169	1,897	4,457	—	24,597	—	22,132	122,215	122,946

(1) Short-term leases and expenses relating to variable lease payments are exempted from balance sheet recognition.

For information with respect to our principal properties, see “Item 4.D. Property, plant and equipment” in our 2019 20-F.

Trademarks

Fresenius SE continues to own the name “Fresenius” and several marks containing “Fresenius” (hereinafter referred to as “Fresenius Marks”). Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries (hereinafter referred to as “D-GmbH”), have entered into agreements containing the following provisions. Fresenius SE has granted to D-GmbH, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Marks” as a trademark in all aspects of the renal business. D-GmbH, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license to use the “Fresenius Marks” in the former National Medical Care non-renal business if it is used as part of a trademark containing the words “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Vascular Care” or “Fresenius Medical Care Physician Services”.

We and our affiliates have the right to use “Fresenius Marks” in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. Fresenius SE will not use or license third parties to use the Fresenius Marks in the renal business worldwide and will not use the Fresenius Marks alone or in combination with any other words in the US and Canada, except in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business.

Other intellectual property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis (the name of the dialysis business conducted by Fresenius SE before the Merger) used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to D-GmbH, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. D-GmbH and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either D-GmbH or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to D-GmbH the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases, Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where D-GmbH acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, D-GmbH licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to D-GmbH exclusively in the renal business and non-exclusively in all other fields.

Services agreements and products

The Company is party to service agreements with the Fresenius SE Companies to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

The Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (“FMCH”) purchases heparin supplied by Fresenius Kabi USA, Inc. (“Kabi USA”), through an independent group purchasing organization (“GPO”). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

In May 2019, the Company entered into a ten-year agreement with one of the Fresenius SE Companies for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from one of the Fresenius SE Companies in the amount of €7,183 THOUS during the year ended December 31, 2019 and €4,497 THOUS during the year ended December 31, 2018.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd. Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €752,837 THOUS of pharmaceuticals, of which €423,545 THOUS is committed at December 31, 2019 for 2020. The terms of these agreements run up to five years.

Under the CMS’ Comprehensive ESRD Care Model, the Company and participating physicians formed entities known as ESCOs as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS’ costs. The Company has entered into participation/services agreements with these ESCOs, which are accounted for as equity method investees.

Below is a summary, including the Company’s receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	2019		2018		2017		December 31, 2019		December 31, 2018
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable

Service agreements (1)
Fresenius SE	153	29,114	445	24,456	381	21,704	35	360	378	4,019
Fresenius SE affiliates	4,420	105,832	3,819	101,590	11,111	81,491	2,003	6,416	681	8,470
Equity method investees	49,052	—	58,362	—	82,628	—	68,300	—	108,655	—
Total	53,625	134,946	62,626	126,046	94,120	103,195	70,338	6,776	109,714	12,489

Products
Fresenius SE	3	—	—	—	1	—	—	—	—	—
Fresenius SE affiliates	44,771	37,279	33,564	39,181	30,529	40,467	16,803	3,405	8,750	3,658
Equity method investees	—	469,474	—	399,667	—	399,180	—	36,262	—	57,975
Total	44,774	506,753	33,564	438,848	30,530	439,647	16,803	39,667	8,750	61,633

(1) In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €8,352 and €9,376 at December 31, 2019 and 2018.

Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2019 and December 31, 2018, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €71,078 THOUS and €80,228 THOUS, respectively. As of December 31, 2019 and December 31, 2018, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €38,050 THOUS and €32,454 THOUS, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 THOUS from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due on August 21, 2020 with an interest rate of 0.930%. On November 28, 2013, the Company borrowed an additional €1,500 THOUS with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2020 with an interest rate of 0.930%.

At December 31, 2018, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €6,000 THOUS. One bond was issued in 2012 with a coupon of 5.25% and interest paid semiannually until maturity in 2019. At December 31, 2019, the subsidiary of Fresenius SE held another unsecured bond issued by the Company in the amount of €1,000 THOUS. This bond was issued in 2011 with a coupon of 5.25% and interest payable semiannually until maturity in 2021. For further information on these bonds, see note 14 of the notes to the consolidated financial statements in our 2019 20-F.

At December 31, 2019 and December 31, 2018, the Company borrowed from Fresenius SE in the amount of €18,865 THOUS at an interest rate of 0.930% and €185,900 THOUS at an interest rate of 0.825%, respectively. For further information on this loan agreement, see note 13 of the notes to the consolidated financial statements in our 2019 20-F.

Other interests

The Chairman of the Company’s Supervisory Board, Dr. Dieter Schenk, is also Vice Chairman of the supervisory board of the general partner of Fresenius SE as well as the Vice Chairman of the supervisory board of the Company’s General Partner. He is also Chairman of the Advisory Board of the Else Kröner-Fresenius-Stiftung, a charitable foundation that is the sole shareholder of the general partner of Fresenius SE. He was also a partner in a law firm which provided services to the Company and certain of its subsidiaries until December 31, 2017. While Dr. Dieter Schenk was a partner in the law firm, the Company incurred expenses in the amount of €2,337 THOUS for services during 2017. The Chairman of the supervisory board of Fresenius SE and of the general partner of Fresenius SE, Dr. Gerd Krick, is also a member of the supervisory board of the Company’s General Partner. Three of the six members of the Company’s Supervisory Board, including the Chairman Dr. Dieter Schenk and the Vice Chairman Rolf A. Classon, are also members of the supervisory board of the Company’s General Partner.

The Chairman of the supervisory board of the Company’s General Partner, Stephan Sturm, is also the Chairman of the management board of the general partner of Fresenius SE. Rachel Empey is a member of the supervisory board of the Company’s General Partner as well as a member of the management board of the general partner of Fresenius SE. Additionally, the Chairman and Chief Executive Officer of the Management Board of the Company’s General Partner, Rice Powell, is a member of the Management Board of the general partner of Fresenius SE.

General Partner reimbursement

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €23,905 THOUS, €14,612 THOUS and €25,995 THOUS, respectively, for its management services during 2019, 2018 and 2017 and included an annual fee of €120 THOUS as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner’s share capital (€3,000 THOUS as of December 31, 2019). As of December 31, 2019 and December 31, 2018, the Company had accounts receivable from the General Partner in the amount of €977 THOUS and €176 THOUS, respectively. As of December 31, 2019 and December 31, 2018, the Company had accounts payable to the General Partner in the amount of €34,170 THOUS and €47,205 THOUS, respectively.

(vii)                          Principal Accountant Fees and Services

During the AGM held on May 16, 2019, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2019 fiscal year and for the potential review of the first half year financial report and other interim financial information for fiscal year 2019. Furthermore, during the AGM held on May 16, 2019, our shareholders approved the appointment of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft,

Frankfurt am Main, to serve as our independent auditors for the potential review of interim financial information for fiscal year 2020 that is prepared prior to the AGM in 2020.

In 2019, 2018 and 2017, fees for the auditor KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, and its affiliates were expensed as follows:

Fees

in € THOUS

	Consolidated thereof group Germany		Consolidated thereof group Germany		Consolidated thereof group Germany
	2019		2018		2017
Audit fees	10,113	1,665	7,845	1,322	8,629	1,232
Audit-related fees	615	525	320	316	59	18
Tax fees	318	—	1,069	115	830	169
Other fees	41	—	251	234	716	110

Audit fees are the aggregate fees billed by KPMG for the audit of the Company’s consolidated financial statements and the statutory financial statements of FMC-AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees. This category comprises fees billed for comfort letters, consultation on accounting issues, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. Tax fees are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services, as well as support services related to tax audits. Other fees include amounts related to services in regard to the harmonization of the IT-landscape as well as amounts related to supply chain consulting fees.

Fees billed by KPMG for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with IFRS. Our Supervisory Board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to election by our shareholders at our AGM in accordance with German law.

Our financial statements are also included in registration statements and reports that we file with the SEC. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in “Item (iii). Directors and Senior Management” above.

Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific non-audit services that may be performed by our auditors and provides for additional approval requirements based on fee amount.

The General Partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. Services that are not included in the catalog or are included but exceed applicable fee levels are passed on either to the chairman of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. In addition, the Audit and Corporate Governance Committee is informed about all approvals on a quarterly basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or would be inconsistent with maintaining the auditors’ independence.

During 2019, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.160 M (€0.143 M).